Exhibit 12.1

Simon Property Group, L.P. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	For the nine Months ended
	September 30,		For the year ended December 31,
	2006	2005	2005	2004	2003	2002
Earnings:
Pre-tax income from continuing operations	$439,164	$317,983	$473,557	$466,128	$441,560	$527,888

Add:
Pre-tax income from 50% or greater than 50% owned unconsolidated entities	32,178	31,053	49,939	46,124	60,614	46,633

Minority interest in income of majority owned subsidiaries	7,512	8,734	13,743	9,687	7,277	10,498

Distributed income from less than 50% owned unconsolidated entities	33,226	36,319	66,165	45,909	42,939	37,811

Amortization of capitalized interest	2,370	2,118	2,772	2,525	1,845	1,872

Fixed Charges	711,466	673,574	904,324	748,643	684,226	673,562
Less:
Income from unconsolidated entities	(75,703)	(51,045)	(81,807)	(81,113)	(101,093)	(77,389)

Interest capitalization	(24,163)	(11,669)	(15,502)	(15,546)	(10,916)	(5,507)

Earnings	$1,126,050	$1,007,067	$1,413,191	$1,222,357	$1,126,452	$1,215,368

Fixed Charges:
Portion of rents representative of the interest factor	6,775	7,902	8,869	7,077	5,489	4,236

Interest on indebtedness (including amortization of debt expense)	680,528	654,003	879,953	726,020	667,821	663,819

Interest capitalized	24,163	11,669	15,502	15,546	10,916	5,507

Fixed Charges	$711,466	$673,574	$904,324	$748,643	$684,226	$673,562

Ratio of Earnings to Fixed Charges	1.58x	1.50x	1.56x	1.63x	1.65x	1.80x

For purposes of calculating the ratio of earnings to fixed charges, “earnings” have been computed by adding fixed charges, excluding capitalized interest, to income (loss) from continuing operations including income from minority interests and our share of income (loss) from 50%-owned affiliates which have fixed charges, and including distributed operating income from unconsolidated joint ventures instead of income from unconsolidated joint ventures.  There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists.  “Fixed charges” consist of interest costs, whether expensed or capitalized, the interest component of rental expenses and amortization of debt issue costs.

The computation of ratio of earnings to fixed charges has been restated to comply with FASB Statement No. 144 which requires the operating results of the properties sold in the current year to be reclassified to discontinued operations and requires restatement of previous years’ operating results of the properties sold to discontinued operations.